

August 28, 2014

Via E-mail
Mr. Michael S. Rubinoff
Grupo Safra S.A.
Avenida Paulista, 2100 – 8º andar
São Paulo – SP – Brasil – CEP 01310-930

> **Re:** **Chiquita Brands International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Cavendish Global**
> **Limited, Cavendish Acquisition Corporation et al.**
> **Filed August 27, 2014**
> **Definitive Additional Soliciting Materials filed by Cavendish Global Limited,**
> **Cavendish Acquisition Corporation et al.**
> **Filed August 26, 2014**
> **File No. 001-01550**

Dear Mr. Rubinoff:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note the response to our prior comment 1 and find the response unpersuasive. In this regard, we note that you refer to Cavendish Global Limited and Cavendish Acquisition Corporation as "Cutrale-Safra" throughout the proxy statement. We further note that Cavendish Global is "wholly-owned by the Cutrale Group and the Safra Group," has been recently formed as a vehicle through which the Cutrale Group and the Safra Group are proposing to acquire Chiquita, and has not carried on any other activities. The Cutrale Group and the Safra Group appear to be using Cavendish Global as a vehicle for conducting the solicitation on their behalf. Please revise your cover page as requested.

2. We note the statement that Cutrale-Safra believes that there is wide support for Chiquita to enter into discussions with Cutrale-Safra. Please revise to eliminate this implicit claim regarding the results of the solicitation. See Note d. to Rule 14a-9.

3. We note the statement that while the Special Meeting is adjourned the Chiquita Board would have the ability to engage with Cutrale-Safra to negotiate a deal and that during this time Fyffes would not have the right to terminate the Fyffes Transaction Agreement.

Please revise to disclose any limited termination rights that Fyffes may have under Section 5.4 and Section 9.1 of the Fyffes Transaction Agreement prior to a vote for the Fyffes Transaction Proposal.

What Is Cutrale-Safra's Plan for the Special Meeting?, page 7

4.   Please revise to disclose what will occur if you do not receive sufficient proxies to vote for the Cutrale-Safra Negotiation Proposal, but you do receive sufficient proxies to vote against the Fyffes Transaction Proposal. See Rule 14a-4(e) of Regulation 14A. Similarly, please disclose what will occur if you receive sufficient proxies to vote for the Cutrale-Safra Negotiation Proposal and against the Fyffes Transaction Proposal, but the Engagement Condition does not occur.

Definitive Additional Soliciting Materials

Slide 2

5.   Please refer to the ISS Presentation. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. For example, in future filings, please characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions:

- "The Cutrale-Safra proposal is unquestionably superior";
- "There is no risk, only upside, for Chiquita shareholders"; and
- The Fyffes combination is "highly risky" and "value squandering".

Slides 2 and 27

6.   Please characterize as your belief, and provide support for the assertion, that Chiquita has made "strategic blunders" and has a "poor track record of strategic decisions." Your support for this proposition in the presentation appears limited to the Fresh Express acquisition.

You may contact Donald Field, Attorney-Adviser, at (202) 551-3680, Loan Lauren Nguyen, Special Counsel, at (202) 551-3642, or the undersigned, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Andrew R. Thompson, Esq.
       Cravath, Swaine & Moore LLP